Watsco, Inc.

2665 South Bayshore Drive, Suite 901

Miami, Florida 33133

August 26, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: TaTanisha Meadows

                 Adam Phippen

RE:	Watsco, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 25, 2022

Form 10-Q for the Quarterly Period Ended June 30, 2022

Filed August 4, 2022

File No. 1-05581

Dear Ms. Meadows and Mr. Phippen,

On behalf of Watsco, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated August 18, 2022 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Form 10-K for the fiscal year ended December 31, 2021 and Form 10-Q for the quarterly period ended June 30, 2022.

For ease of reference, we have reproduced the text of the Staff’s comment in bold italicized face, followed by the Company’s response. In the response below, references to “we,” “our,” and “us” refer to the Company.

Form 10-Q for the Quarterly Period Ended June 30, 2022

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

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We note that you have experienced supply chain disruptions. In future filings, please discuss whether these disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Company’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that, to the extent applicable, in our future filings we will discuss whether supply chain disruptions materially affect our outlook or business goals and will specify whether these challenges have materially impacted our results of operations or capital resources and quantify, to the extent possible, how our sales, profits, and/or liquidity have been impacted.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at (305) 714-4115.

Sincerely,

Watsco, Inc.

By:	/s/ Ana M. Menendez
Ana M. Menendez
Chief Financial Officer

cc:	Drew M. Altman, Esq., Greenberg Traurig, P.A.

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